6190 Agronomy Rd. 6th Floor Vancouver, BC V6T 1Z3 CANADA	Tel: 604-677-6905 Fax: 604-677-6915 Website: www.cardiome.com

FOR IMMEDIATE RELEASE       NASDAQ: CRME    TSX: COM

CARDIOME ACQUIRES ARTESIAN THERAPEUTICS

Vancouver, Canada, October 24, 2005 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) announced today that it has completed the acquisition of Artesian Therapeutics, Inc., further to the letter of intent (“LOI”) announced on August 29, 2005.

Artesian was founded in March of 2002 to discover and develop bi-functional small-molecule drugs for the treatment of cardiovascular disease, and currently has two advanced small molecule discovery programs in the area of congestive heart failure (“CHF”). Artesian’s lead program is focused on a series of dual-pharmacophore compounds designed to simultaneously inhibit the cardiac phosphodiesterase enzyme (PDE3), causing inotropic effects, while inhibiting the L-Type Calcium channel to protect against calcium overload. Artesian’s second program focuses on a novel strategy to attenuate the deleterious effects of the excessive neurohormonal activation which occurs in CHF.

Under the terms of the acquisition, payments to Artesian shareholders are contingent on the achievement of certain pre-defined clinical milestones. The milestone payments will equal, in the aggregate, US$32 million for each of the first two drug candidates from the Artesian programs that reach NDA approval. The first such milestone is due upon initiation of the clinical development of an Artesian drug candidate.

Concurrent with the closing of the acquisition of Artesian, Cardiome has closed, by way of private placement, a 1,036,098 Special Warrant financing at a price of approximately US$7.24 per Special Warrant. The Special Warrants were issued to Oxford Bioscience Partners, Artesian’s largest shareholder, for proceeds of approximately US$7.5 million. Each Special Warrant entitles the holder to acquire, without payment of any additional consideration, one common share of Cardiome. The subscription price for the Special Warrants represents a 5% premium over the five day average closing price of the common shares of Cardiome on the NASDAQ Stock Market prior to the execution of the LOI.

About Artesian Therapeutics, Inc.
Artesian Therapeutics, Inc. is a privately-held biopharmaceutical company discovering and developing a new generation of novel disease modifying therapeutics for the treatment of cardiovascular disease (CVD), by far the leading cause of death in the North America. Artesian is committed to revolutionizing the treatment of CVD utilizing a unique integrated technology approach to discover relevant disease pathways and rapidly translate these discoveries into therapeutic strategies to slow the progression of CVD, and promote the repair and recovery of the diseased heart.

About Oxford Bioscience Partners
Oxford Bioscience Partners (OBP) is a life science venture capital firm that provides equity financing and management assistance to start-up early-stage, entrepreneurial-driven companies in the bioscience and healthcare industries. The General Partners of OBP currently manage venture funds with combined committed capital of more than $800 million. Oxford Bioscience Partners has achieved considerable success and above average returns in the bioscience field over the past 20 years through investments in more than 100 companies worldwide. More information on Oxford Bioscience Partners is available at www.oxbio.com.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with three clinical drug programs, two of which focus on atrial arrhythmia (intravenous and oral dosing) and one directed at congestive heart failure.

RSD1235 IV is the intravenous formulation of an investigational drug being evaluated for the acute treatment of recent-onset atrial fibrillation (AF). Positive top-line results from two Phase 3 trials for RSD1235 IV, called ACT 1 and ACT 3, were released in December 2004 and September 2005. The ACT 2 study, evaluating patients with post-operative atrial arrhythmia, is ongoing. RSD1235 also has a potential application as a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF.

Cardiome recently completed a Phase 2 clinical trial evaluating the safety and effectiveness of oxypurinol, a xanthine oxidase inhibitor, for the treatment of congestive heart failure (CHF). Top-line results from this trial were negative. Cardiome is in the process of analyzing the entire data package from the trial prior to making any decision regarding the program.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME). Further information about Cardiome can be found at www.cardiome.com.

For Further Information:
Don Graham	Peter K. Hofman
Director of Corporate Communication	Director of Investor Relations
(604) 676-6963 or Toll Free: 1-800-330-9928	(604) 676-6993
Email: dgraham@cardiome.com	Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 40-F. In addition, the closing of the transaction contemplated by this release is conditional upon a number of factors, many of which are outside the Company’s control. There is no assurance that the transaction will be completed at all or upon the same terms and conditions described above. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.